 Exhibit 99.1

Pembina Announces Appointment of Cameron Goldade as Chief Financial Officer and Discloses Board Chair Succession Planning

Cameron Goldade Appointed Chief Financial Officer

Henry Sykes to be appointed Chair of the Board of Directors effective January 1, 2023, Replacing Randall Findlay Who Intends to Retire Prior to Next AGM After 16 Years of Service

CALGARY, AB, Aug. 25, 2022 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL) (NYSE: PBA) today announced that it has named Cameron Goldade as the Company's Chief Financial Officer. This appointment concludes the previously announced executive search process undertaken by the Company. Mr. Goldade was appointed the Company's interim CFO in November 2021 and previously served as Vice President of Capital Markets.

"We are very pleased to announce that Cam Goldade has been appointed CFO of Pembina, following a rigorous search process. Over the past seven years, Cam has been a significant contributor to the success of our organization, including stepping up into the role of interim CFO, through his consistent focus on financial discipline, risk management and capital allocation. Along with the entire leadership team, I am excited to continue our work together, advancing Pembina's position as a truly differentiated, integrated leader in the midstream space," said Scott Burrows, Pembina's President, and Chief Executive Officer.

As part of its ongoing Board succession planning, the Company also announced that Henry Sykes will be appointed as Board Chair effective January 1, 2023, replacing Randall Findlay who, as previously announced, intends to retire prior to the next annual meeting of shareholders and will not stand for re-election. Mr. Sykes joined the Pembina Board in 2017 and is currently the Chair of the Human Resources, Health and Compensation Committee and a member of the Audit Committee.

"On behalf of the Board and the Pembina leadership team I would like to thank Randy for all that he has contributed over the many years he has been with Pembina. During his tenure the Company has experienced significant growth and has become a leading corporation in our industry while maintaining the principles and values critical to our social contract with stakeholders. His leadership and guidance over the past sixteen years has been an important contributor to this progress and we acknowledge and appreciate all that he has done for the company and its people including his commitment to ensuring a smooth transition to Henry, who I am looking forward to working with in his new capacity in 2023," said Mr. Burrows.

"The Canadian energy sector is one of the most exciting and innovative globally. Pembina has risen to meet its opportunities and challenges, and I am exceedingly pleased to have been involved through my role on the Board. It has been an incredible past year working with Scott through the transition but now with a dynamic and engaged Board and an energetic and experienced leadership team, there is no better time for me to look to transition the role of Chair to Henry. I am confident Henry's knowledge and leadership will allow the Company to continue to be a leader in the sector and deliver value to its broad group of stakeholders," said Randy Findlay, Chair of the Pembina Board of Directors.

Biographies

About Cameron Goldade

Prior to his appointment as interim Chief Financial Officer, Cameron Goldade was Vice President, Capital Markets, overseeing the Company's corporate development, corporate planning, investor relations, treasury, and cash management functions.

Prior to joining Pembina in 2015, Mr. Goldade spent eleven years in energy-focused investment banking where he provided advice and counsel related to mergers and acquisitions, dispositions, joint ventures and equity and debt financings. He has considerable experience in most aspects of the energy industry, including: petroleum, natural gas and other product pipelines and related infrastructure facilities. Mr. Goldade holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Master of Business Administration from the University of Toronto.

About Henry Sykes

Henry Sykes is the former President and director of MGM Energy Corp., a Canadian public energy company focused on the acquisition and development of hydrocarbon resources in Canada's Northwest Territories and Arctic regions (January 2007 to June 2014). He was President of ConocoPhillips Canada (2001 to 2006) and Executive Vice-President, Business Development of Gulf Canada Resources Ltd. before that.

Mr. Sykes began his career as a lawyer and specialized in mergers and acquisitions, securities and corporate law. He is past Chair and member of the boards of Arts Commons and The Arctic Institute of North America, and a director of several private companies involved in the oil and gas industry.

He has a Bachelor of Arts in economics from McGill University, a law degree from the University of Toronto and a Master of Law degree from the London School of Economics. He is a member of the Institute of Corporate Directors.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit www.pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

  Customers choose us first for reliable and value-added services;
  Investors receive sustainable industry-leading total returns;
  Employees say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture; and
  Communities welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements pertaining to, without limitation, the following: Pembina's growth opportunities and ability to deliver value to its stakeholders and the appointment of Mr. Sykes as Board Chair effective January 1, 2023.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release. Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, those detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

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SOURCE Pembina Pipeline Corporation

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For further information: Investor Relations, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:15e 25-AUG-22